Exhibit 99.1

TAOP Announces Appointment of Chief Marketing Officer and Provides Business Updates

SHENZHEN, Jul. 1, 2021 — Taoping Inc. (NASDAQ: TAOP, the “Company” or “TAOP”), a provider of blockchain technology and smart cloud services, today provides an update of its business and announces the promotion of Huan Li, current director of Digital Culture Business Division, to concurrently serve as the Company’s Chief Marketing Officer. Mr. Li will oversee all product marketing, brand strategy, direct and digital marketing, data analytics and marketing operations.

“Since joining TAOP in March, Mr. Li has proven to be an experienced marketing leader with keen market observations and strong market development abilities, and his presence has been felt across the entire company,” said Mr. Jianghuai Lin, Chairman and CEO of TAOP, “We believe his elevated role will ensure the execution of the Company’s market expansion agenda.”

Business Updates:

●	As previously disclosed, on June 9, 2021, the Company closed its acquisition of Taoping New Media. The Company expects to book advertising revenues starting from June 2021.

●	On June 24-26, 2021, TAOP attended the 18th China Outdoor Communication Conference hosted by Asia OOH in Chengdu, China. At the conference, TAOP received the “Top Media in Shopping District” Award for its innovation in out-of-home advertising with digital transformation and multi-scene applications.

●	The Company’s previously-announced acquisition of Render Lake is currently being reviewed by relevant Canadian authorities and the Company will work diligently to cooperate fully with the authorities to complete the review as soon as possible.

●	The Company’s NFT business continues as planned and the Company currently does not expect any negative impact from China’s recent ban on digital asset mining on its NFT business.

●	The Company’s G Cloud Data Centers in Dongguan and Hong Kong are running smoothly. In the meantime, the Company is actively seeking overseas locations to expand footprints of Taoping G Cloud Data Centers.

About Taoping Inc.

Taoping Inc. (TAOP) is an integrated group of technology and financial companies with business in Mainland China, Hong Kong, and other overseas countries. Relying on its unique strengths in cloud technology and chip supply chain, TAOP provides solutions and cloud services to industries such as film and television production, education, new media, artificial intelligence and asset management. The Company is dedicated to the research and application of blockchain technology as well as investment and management of financial assets at home and abroad. To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com